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EXHIBIT 99.1

New York Stock Exchange Advises Tricom that Its Stock
Has Fallen Below Minimum Listing Criterion

        SANTO DOMINGO, Dominican Republic—Tricom, S.A. (NYSE: TDR) today announced that it has been notified by the New York Stock Exchange (NYSE) that its American Depository Receipts (ADRs) are below the criterion for continued listing because the average closing price of its ADRs for a consecutive 30-day period beginning October 21, 2003, was below $1.00.

        Under NYSE guidelines, the Company must return its share price and average share price back above $1.00 by six months following receipt of the NYSE's notification. In the event that the Company fails to return to compliance during this time period, the NYSE has notified the Company that it will commence suspension and delisting procedures for the Company's ADRs.

        In accordance with NYSE rules, the Company has acknowledged to the NYSE receipt of this notification and its intention to cure this deficiency. There can be no assurance, however, that the Company will be able to do so. The closing price for Tricom's ADRs on February 9, 2004 was $1.64.

        About TRICOM

        Tricom, S.A. is a full-service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that are licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic, based on our number of subscribers and homes passed. We also offer digital mobile integrated services including two-way radio and paging services in Panama using iDEN® technology. For more information about Tricom, please visit www.tricom.net.

        Cautionary Language Concerning Forward-Looking Statements

        Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

    For Further Information Contact:
    Miguel Guerrero, Investor Relations
    Ph (809) 476-4044 / 4012
    E-mail:     investor.relations@tricom.net

        For additional information, please visit Tricom's Investor Relations website at http://www.tdr-investor.com, or contact our Investor Relations department at the above numbers

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New York Stock Exchange Advises Tricom that Its Stock Has Fallen Below Minimum Listing Criterion